Federal Home Loan Bank of Des Moines
Computation of Earnings to Fixed Charges (Exhibit 12.1)
(numbers in thousands)

	For Years Ended December 31,
	2007	2006	2005	2004	2003

Earnings:
Income before assessments	$138,951	$121,969	$301,427	$135,664	$184,420
Fixed charges	2,290,122	2,057,440	1,584,715	930,137	852,348

Total earnings	2,429,073	2,179,409	1,886,142	1,065,801	1,036,768

Fixed Charges:
Interest expense:
Interest expense on consolidated obligations	2,210,267	1,990,300	1,538,462	905,980	826,467
Interest expense on deposits	51,363	35,173	24,338	12,449	15,039
Interest expense on borrowings from other FHLBanks	119	147	132	15	2,176
Interest expense on securities sold under agreement to repurchase	25,045	28,462	19,393	10,156	8,309
Interest expense on mandatorily redeemable capital stock	2,902	2,972	2,029	1,133	—
Interest expense on other	—	31	4	58	48

Total interest expense	2,289,696	2,057,085	1,584,358	929,791	852,039

Estimated component of net rental expense
Rent expense	1,279	1,064	1,070	1,037	927
Factor (1/3) (1)	33.33%	33.33%	33.33%	33.33%	33.33%

Estimated component of net rental expense	426	355	357	346	309

Total fixed charges	2,290,122	2,057,440	1,584,715	930,137	852,348

Ratio of earnings to fixed charges	1.06	1.06	1.19	1.15	1.22
(1) Represents an estimated interest factor.